Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019
(Unaudited)

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of June 30,		As of December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands
Current Assets
Cash and cash equivalents	$23,835	$12,356	$18,093
Short-term investments	38,122	32,233	32,499
Trade receivables, net	25,497	24,779	27,674
Other accounts receivables	3,292	1,863	3,308
Inventories	35,501	27,373	29,316
Total Current Assets	126,247	98,604	110,890

Property, plant and equipment, net	28,424	24,916	25,004
Other long term assets	174	173	174
Deferred taxes	1,644	-	2,048
Total Non-Current Assets	30,242	25,089	27,226
Total Assets	$156,489	$123,693	$138,116

Current Liabilities
Current maturities of bank loans and leases	$1,440	$588	$562
Trade payables	19,879	16,461	17,285
Other accounts payables	4,876	4,862	5,261
Deferred revenues	461	3,073	461
Total Current Liabilities	26,656	24,984	23,569

Non-Current Liabilities

Bank loans and leases	4,470	1,017	716
Deferred revenues	542	740	668
Employee benefit liabilities, net	818	1,053	787
Total Non-Current Liabilities	5,830	2,810	2,171

Shareholder's Equity
Ordinary shares	10,418	10,403	10,409
Additional paid in capital	179,471	178,745	179,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	8	(91)	(57)
Capital reserve from securities measured at fair value through other comprehensive income	187	(33)	34
Capital reserve from share-based payments	9,663	9,080	9,353
Capital reserve from employee benefits	4	(337)	4
Accumulated deficit	(72,258)	(98,378)	(83,024)
Total Shareholder’s Equity	124,003	95,899	112,376
Total Liabilities and Shareholder’s Equity	$156,489	$123,693	$138,116

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Consolidated Statements of Comprehensive Income

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2019	2018	2019	2018	2018
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$47,662	$38,192	$27,281	$25,978	$90,784
Revenues from distribution	14,388	13,091	7,972	7,864	23,685

Total revenues	62,050	51,283	35,253	33,842	114,469

Cost of revenues from proprietary products	25,178	22,637	14,688	16,458	52,796
Cost of revenues from distribution	12,088	10,949	6,965	6,703	20,201

Total cost of revenues	37,266	33,586	21,653	23,161	72,997

Gross profit	24,784	17,697	13,600	10,681	41,472

Research and development expenses	6,253	4,851	3,487	2,097	9,747
Selling and marketing expenses	2,280	1,906	1,188	936	3,630
General and administrative expenses	4,621	4,230	2,527	2,166	8,525
Other expenses and (incomes)	28	311	5	311	311
Operating income ( loss)	11,602	6,399	6,393	5,171	19,259

Financial income	547	414	267	185	820
Financial expenses	(195)	(213)	(72)	(56)	(340)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(528)	331	(215)	375	602
Income ( loss) before taxes	11,426	6,931	6,373	5,675	20,341
Taxes on income	360	(11)	230	(11)	(1,955)

Net Income ( loss)	11,066	6,942	6,143	5,686	22,296

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	198	(29)	90	-	51
Gain (loss) on cash flow hedges	71	(144)	(3)	(107)	(176)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(2)	7	-	28	70
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	-	-	340
Deferred taxes	(49)	-	(21)	-	(9)
Total comprehensive income (loss)	$11,284	$6,776	$6,209	$5,607	$22,752

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$0.27	$0.17	$0.15	$0.14	$0.55
Diluted income (loss) per share	$0.27	$0.17	$0.15	$0.14	$0.55

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities
			measured at fair value	Capital reserve		Capital	Capital
		Additional	through other	due to translation to	Capital reserve	reserve from	reserve from
	Share	paid in	comprehensive	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2019 (audited)	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially applying IFRS 16	-	-	-	-	-	-	-	(300)	(300)
Balance as at January 1, 2019 (after initially applying IFRS 16)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
Net income	-	-	-	-	-	-	-	11,066	11,066
Other comprehensive income	-	-	198	-	69	-	-	-	267
Deferred taxes	-	-	(45)	-	(4)	-	-	-	(49)
Total comprehensive income	-	-	153	-	65	-	-	11,066	11,284
Exercise into shares and forfeiture of share-based payment	9	324	-	-	-	(324)	-	-	9
Cost of share-based payment	-	-	-	-	-	634	-	-	634
Balance as of June 30, 2019	$10,418	$179,471	$187	$(3,490)	$8	$9,663	$4	$(72,258)	$124,003

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities
			measured at fair value	Capital reserve		Capital	Capital
		Additional	through other	due to translation to	Capital reserve	reserve from	reserve from
	Share	paid in	comprehensive	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2018 (audited)	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492
Cumulative effect of initially applying IFRS 15	-	-	-	-	-	-	-	(757)	(757)
Balance as at January 1, 2018 (after initially applying IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
Net income	-	-	-	-	-	-	-	6,942	6,942
Other comprehensive loss	-	-	(29)	-	(137)	-	-	-	(166)
Total comprehensive income (loss)	-	-	(29)	-	(137)	-	-	6,942	6,776
Exercise into shares and forfeiture of share-based payment	3	871	-	-	-	(871)	-	-	3
Cost of share-based payment	-	-	-	-	-	385	-	-	385
Balance as of June 30, 2018	$10,403	$178,745	$(33)	$(3,490)	$(91)	$9,080	$(337)	$(98,378)	$95,899

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve
			from securities
			measured at	Capital
			fair value	reserve		Capital	Capital
		Additional	through other	due to translation to	Capital reserve	reserve from	reserve from
	Share	paid in	comprehensive	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars In thousands

Balance as of April 1, 2019	$10,412	$179,352	$118	$(3,490)	$11	$9,463	$4	$(78,401)	$117,469
Net income	-	-	-	-	-	-	-	6,143	6,143
Other comprehensive income	-	-	90	-	(3)	-	-	-	87
Deferred taxes	-	-	(21)	-	-	-	-	-	(21)
Total comprehensive income (loss)	-	-	69	-	(3)	-	-	6,143	6,209
Exercise into shares and forfeiture of share-based payment	6	119	-	-	-	(119)	-	-	6
Cost of share-based payment	-	-	-	-	-	319	-	-	319
Balance as of June 30, 2019	$10,418	$179,471	$187	$(3,490)	$8	$9,663	$4	$(72,258)	$124,003

			Capital reserve
			from securities
			measured at	Capital
			fair value	reserve		Capital	Capital
		Additional	through other	due to translation to	Capital reserve	reserve from	reserve from
	Share	paid in	comprehensive	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars In thousands

Balance as of April 1, 2018	$10,401	$178,458	$(33)	$(3,490)	$(12)	$9,183	$(337)	$(104,064)	$90,106
Net income	-	-	-	-	-	-	-	5,686	5,686
Other comprehensive income	-	-	-	-	(79)	-	-	-	(79)
Total comprehensive income (loss)	-	-	-	-	(79)	-	-	5,686	5,607
Exercise into shares and forfeiture of share-based payment	2	287	-	-	-	(287)	-	-	2
Cost of share-based payment	-	-	-	-	-	184	-	-	184
Balance as of June 30, 2018	$10,403	$178,745	$(33)	$(3,490)	$(91)	$9,080	$(337)	$(98,378)	$95,899

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities
			measured at fair value	Capital reserve		Capital	Capital
		Additional	through other	due to translation to	Capital reserve	reserve from	reserve from
	Share	paid in	comprehensive	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Audited
	U.S Dollars in thousands

Balance as of January 1, 2018	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492
Cumulative effect of initially applying IFRS 15	-	-	-	-	-	-	-	(757)	(757)
Balance as at January 1, 2018 (after initially applying IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
net income	-	-	-	-	-	-	-	22,296	22,296
Other comprehensive income (loss)	-	-	38	-	(103)	-	341	-	276
Total comprehensive income (loss)	-	-	38	-	(103)	-	341	22,296	22,572
Exercise into shares and forfeiture of share-based payment	9	1,161	-	-	-	(1,161)	-	-	9
Cost of share-based payment	-	-	-	-	-	948	-	-	948
Deferred taxes	-	112	-	-	-	-	-	-	112
Balance as of December 31, 2018	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$11,066	$6,942	$6,143	$5,686	$22,296

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	2,251	1,940	1,124	986	3,703
Financial expenses (income), net	176	(532)	20	(504)	(1,082)
Cost of share-based payment	634	385	319	184	948
Taxes on income	360	(11)	230	(11)	(1,955)
Loss (gain) from sale of property and equipment	(2)	70	4	4	55
Change in employee benefit liabilities, net	31	(91)	(5)	(77)	(16)
	3,450	1,761	1,692	582	1,653
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	2,602	5,417	(2,125)	(8,074)	2,311
Decrease (increase) in other accounts receivables	249	(163)	118	(245)	(1,336)
Decrease (increase) in inventories	(6,185)	(6,303)	(3,793)	802	(8,246)
Decrease (increase) in deferred expenses	(272)	431	(26)	409	235
Increase (decrease) in trade payables	1,927	(1,608)	4,295	333	(1,116)
Increase (decrease) in other accounts payables	(53)	(976)	457	(85)	(658)
Decrease in deferred revenues	(126)	(2,574)	(63)	(1,802)	(5,256)
	(1,858)	(5,776)	(1,137)	(8,665)	(14,066)
Cash received (paid) during the period for:

Interest paid	(124)	(30)	(61)	(14)	(54)
Interest received	300	247	128	109	739
Taxes paid	(16)	(9)	(8)	(4)	(22)
	160	208	59	91	663

Net cash provided by (used in) operating activities	$12,818	$3,135	$6,757	$(2,306)	$10,546

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2019	2018	2019	2018	2019
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$(5,128)	$(1,954)	$(4,070)	$(1,804)	$(2,322)
Purchase of property and equipment and intangible assets	(757)	(1,499)	(453)	(1,240)	(2,884)
Proceeds from sale of property and equipment	9	15	3	4	30
Net cash used in investing activities	(5,876)	(3,438)	(4,520)	(3,040)	(5,176)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	9	3	6	2	9
Repayment of long-term loans and leases	(761)	(301)	(383)	(149)	(596)

Net cash used in financing activities	(752)	(298)	(377)	(147)	(587)

Exchange differences on balances of cash and cash equivalent	(448)	276	(62)	352	629

Increase (decrease) in cash and cash equivalents	5,742	(328)	1,798	(5,141)	5,412

Cash and cash equivalents at the beginning of the period	18,093	12,681	22,037	17,497	12,681

Cash and cash equivalents at the end of the period	$23,835	$12,353	$23,835	$12,356	$18,093

Significant non-cash transactions

Purchase of property and equipment through leases	$4,548	$-	$117	$-	$-
Purchase of property and equipment	$385	$387	$385	$387	$720

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of June 30, 2019 and for the three and six months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2018 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

b.	Implementation of new accounting standards

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

1.   IFRS 16 – Leases

As detailed below regarding the initial adoption of IFRS 16, "Leases" ("the Standard"), the Company chose to apply the provisions of the Standard using the modified retrospective approach (without restatement of comparative data).

The accounting policy for leases applied before December 31, 2018, is as follows:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company's incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred less any lease incentives received. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life or the lease term. The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

The new Standard is effective for annual periods beginning on or after January 1, 2019.

Initial adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

In January 2016, the IASB issued IFRS 16, "Leases" ("the Standard"), which supersedes IAS 17, "Leases" ("the old Standard"), IFRIC 4, "Determining Whether an Arrangement Contains a Lease", and SIC-15, "Operating Leases - Incentives". According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The effects of the adoption of the Standard are as follows:

According to the Standard, lessees are required to recognize all leases in the statement of financial position (excluding certain exceptions, see below). Lessees will recognize a liability for lease payments with a corresponding right-of-use asset, similar to the accounting treatment for finance leases under the old standard, IAS 17, "Leases". Lessees will also recognize interest expense and depreciation expense separately.

The Standard includes two exceptions which allow lessees to account for leases based on the existing accounting treatment for operating leases - leases for which the underlying asset is of low value and short-term leases (up to one year).

Certain right-of-use assets were measured as if the Standard has been applied from the commencement date of the lease but for the purpose of calculation, the lessee's incremental borrowing rate on the date of initial adoption was used, while the carrying amount of other right-of-use assets are identical to the carrying amount of the lease liability.

The main effect of the initial adoption of the Standard relates to existing leases in which the Company is the lessee. According to the Standard, as explained in paragraph above, excluding certain exceptions, the Company recognizes a lease liability and a corresponding right-of-use asset for each lease in which it is the lessee. This accounting treatment is different than the accounting treatment applied under the old Standard according to which the lease payments in respect of leases for which substantially all the risks and rewards incidental to ownership of the leased asset were not transferred to the lessee were recognized as an expense in profit or loss on a straight-line basis over the lease term.

The Company elected to use the exemptions proposed by the standard with respect to lease contracts for which the underlying asset is of low value. The Company has leases of certain office equipment (i.e. printing and photocopying machines) that are considered of low value.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

The Company also applied the available practical expedients wherein it  the initial adoption of the Standard: (i)  The Company elected not to reassess based on the principles in the Standard whether contracts are or contain a lease, and instead continued to classify contracts as leases that were previously identified as leases under IAS 17.   (ii) used a single discount rate to a portfolio of leases with reasonably similar characteristics, (iii) relied on its assesments on whether leases are onerous immediately before the date of initial application, (iv) used hindsight in determining the lease term where the contract contains options to extend or terminate the lease and (v) Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application.

Impact on the statement of financial position (increase/(decrease)) as of January 1, 2019, June 30, 2019 and on the results for the reporting period ended at June 30, 2019 is presented below:

	According to the previous accounting policy	Difference	According to the current accounting policy
	U.S Dollars in thousands
As of January 1, 2019
Assets
Property, plant and equipment (right-of-use assets)	$25,004	$4,162	$29,166
Liabilities
Current maturities of bank loans and leases	562	810	1,372
Bank loans and leases	716	3,907	4,623
Other accounts paybles	5,261	(255)	5,006
Shareholder's Equity
Accumulated deficit	$112,376	$(300)	$112,076

As of June 30, 2019
Assets
Property, plant and equipment (right-of-use assets)	$24,478	$3,946	$28,424
Liabilities
Current maturities of bank loans and leases	584	856	1,440
Bank loans and leases	579	3,891	4,470

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

U.S Dollars
In thousands
Future minimum payments for non-cancellable leases as per IAS 17 according to the financial statements as of December 31, 2018	$5,434
Weighted average incremental borrowing rate as at January 1, 2019	3.06%-4.6%
Discounted operating lease commitment at January 1, 2019	4,685
Add:
Leases of other equipment	32
Leases that were previously identified as leases under IAS 17	138
Lease liabilities as at January 1, 2019	$4,855

Amount recognized in the ststement of financial position and profit or loss
Set out below, are the carrying amounts of the Group's right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use-assets
		Vehicles and		Lease
	Rented Offices	other equipment	Total	liabilities
	U.S Dollars in thousands
As of January 1, 2019	$3,466	$696	$4,162	$4,855
Additions	-	258	258	387
Write-off	-	(12)	(12)	(17)
Depreciation expense	(217)	(245)	(462)	-
Interest expense	-	-	-	249
Payments	-	-	-	(528)
As of June 30, 2019	$3,249	$697	$3,946	$4,946

	Right-of-use-assets
		Vehicles and		Lease
	Rented Offices	other equipment	Total	liabilities
	U.S Dollars in thousands
As of April 1, 2019	$3,358	$700	$4,058	$4,996
Additions	-	117	117	117
Write-off	-	4	4	-
Depreciation expense	(109)	(124)	(233)	-
Interest expense	-	-	-	98
Payments	-	-	-	(265)
As of June 30, 2019	$3,249	$697	$3,946	$4,946

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-          Significant Accounting Policies (Cont.)

	Expense decrease (increase)	Expense decrease (increase)
	For the six months ended on June 30, 2019	For the three months ended on June 30, 2019
	U.S Dollars in thousands	U.S Dollars in thousands
Operating lease expense	$559	$283
Depreciation of right of use assets	(462)	(233)
Operating income	97	50

Finance expense	(102)	(51)
Net Income (loss)	$(5)	$(1)

	According to the previous accounting policy	Difference	According to the current accounting policy
	U.S Dollars in thousands
For the six months ended on June 30, 2019
Cash flows
Cash flows from operating activities	$12,362	$456	$12,818
Cash flows from financing activities	$(296)	$(456)	$(752)

	According to the previous accounting policy	Difference	According to the current accounting policy
	U.S Dollars in thousands
For the three months ended on June 30, 2019
Cash flows
Cash flows from operating activities	$6,525	$232	$6,757
Cash flows from financing activities	$(145)	$(232)	$(377)

2.   IFRIC 23, "Uncertainty over Income Tax Treatments":

In June 2017, the IASB issued IFRIC 23, "Uncertainty over Income Tax Treatments" ("the Interpretation"). The Interpretation clarifies the accounting for recognition and measurement of assets or liabilities in accordance with the provisions of IAS 12, "Income Taxes", in situations of uncertainty involving income taxes. The Interpretation provides guidance on considering whether some tax treatments should be considered collectively, examination by the tax authorities, measurement of the effects of uncertainty involving income taxes on the financial statements and accounting for changes in facts and circumstances in respect of the uncertainty.

The Interpretation has been initially applied in these financial statements.

The initial adoption of the Interpretation did not have a material effect on the Company's financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

 c.         Reclassification of prior periods' amounts

Certain amounts in the second quarter of 2018 financial statements have been reclassified.
The reclassification had no effect on previously reported net loss or shareholders' equity.

Note 3:-	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by third parties, majority of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2019
Revenues	$47,662	$14,388	$62,050
Gross profit	$22,484	$2,300	$24,784
Unallocated corporate expenses			(13,182)
Finance expenses, net			(176)
Income before taxes on income			$11,426

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2018
Revenues	$38,192	$13,091	$51,283
Gross profit	$15,544	$2,142	$17,686
Unallocated corporate expenses			(11,287)
Finance expenses, net			532
Income before taxes on income			$6,931

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-          Operating Segments (cont.)

b.	Reporting on operating segments: (cont.)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2019
Revenues	$27,281	$7,972	$35,253
Gross profit	$12,593	$1,007	$13,600
Unallocated corporate expenses			(7,207)
Finance expenses, net			(20)
Income before taxes on income			$6,373

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2018
Revenues	$25,978	$7,864	$33,842
Gross profit	$9,509	$1,161	$10,670
Unallocated corporate expenses			(5,499)
Finance expenses, net			504
Income before taxes on income			$5,675

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Year Ended December 31, 2018
Revenues	$90,784	$23,685	$114,469
Gross profit	$37,988	$3,484	$41,472
Unallocated corporate expenses			(22,213)
Finance expenses, net			1,082
Income before taxes on income			$20,341

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-          Operating Segments (cont.)

c.         Reporting on operating segments by geographic region: (cont.)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2019
Geographical markets
U.S.A.	$42,405	$-	$42,405
Israel	1,273	14,388	15,661
Europe	1,374	-	1,374
Latin America	1,577	-	1,577
Asia & others	1,033	-	1,033
	$47,662	$14,388	$62,050

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2018
Geographical markets
U.S.A.	$30,542	$-	$30,542
Israel	2,197	13,091	15,288
Europe	2,284	-	2,284
Latin America	1,720	-	1,720
Asia & others	1,449	-	1,449
	$38,192	$13,091	$51,283

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2019
Geographical markets
U.S.A.	$24,342	$-	$24,342
Israel	726	7,972	8,698
Europe	502	-	502
Latin America	1,338	-	1,338
Asia & others	373	-	373
	$27,281	$7,972	$35,253

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2018
Geographical markets
U.S.A.	$21,169	$-	$21,169
Israel	1,168	7,864	9,032
Europe	898	-	898
Latin America	1,612	-	1,612
Asia & others	1,131	-	1,131
	$25,978	$7,864	$33,842

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-          Operating Segments (cont.)

c.         Reporting on operating segments by geographic region: (cont.)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year ended December 31, 2018
Geographical markets
U.S.A.	$75,331	$-	$75,331
Israel	4,408	23,685	28,093
Europe	3,594	-	3,594
Latin America	3,994	-	3,994
Asia & others	3,457	-	3,457
	$90,784	$23,685	$114,469

Note 4:-	Financial Instruments

a.         Classification of financial instruments by fair value hierarchy

   Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	U.S Dollars in thousands
June 30, 2019
Fair value through other comprehensive income :
Debt securities (corporate and government)	$1,737	$8,596
Derivatives instruments	-	(37)

	$1,737	$8,559
June 30, 2018
Fair value through other comprehensive income :
Debt securities (corporate and government)	$1,664	$8,337
Derivatives instruments	-	(48)

	$1,664	$8,289
December 31, 2018
Fair value through other comprehensive income:
Debt securities (corporate and government)	$1,588	$8,736
Derivatives instruments	-	(64)

	$1,588	$8,672

b.
During the six months ended on June 30, 2019 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Significant Events during the period

a.
Following Company's Board of Directors approval of November 5, 2018 the Company granted on February 1, 2019 options to purchase 15,000 Ordinary Shares of the Company at an exercise price of NIS 20.03 per share and 5,000 Restricted Shares (“RS”) (with no exercise price) to Michal Ayalon, the Company's VP Research and Devlopment and IP. The initial fair value of the options and of the RSs estimated based on the Binomial Model was $28 thousands and $26 thousands, respectively.

b.	On June 20, 2019 the Company's Board of Directors approved the grant of the following equity instruments to the Company's employees, management and directors:

1.
Options to purchase up to 428,800 Ordinary Shares of the Compnay at an exercise price of NIS 20.33 or NIS 21.34 per share, and 64,725 Restricted Shares (“RS”) (with no exercise price) to the Company’s management and employees. The fair value of the options and of the RSs estimation based on the Binomial Model, is $750 thousands and $355 thousands, respectively.

2.
Options to purchase 90,000 Ordinary Shares of the Company at an exercise price of NIS 21.34 per share and 30,000 RS to Mr. Amir London, the Company’s CEO. The initial fair value of the options and of the RSs estimated based on the Binomial Model was $154 thousands and $165 thousands, respectively.

3.
Options to purchase 212,000 Ordinary Shares of the Company at an exercise price of NIS 21.34 per shares to Board of Directors. The initiatl fair value of the options estimated based on the Binomial Model was $364 thousands.

The grant of the equity instruments to Mr. London and the Board of Directors members are subject to the approval of the General Meeting of Shareholders of the Company that is expected to take place by the end of 2019.